June 3, 2014

EDGAR
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn:     Mr. Jim B. Rosenberg
              Senior Assistant Chief Accountant

Re:	High Performance Beverages Company Form 10-K for the Fiscal Year Ended July 31, 2013 Filed December 31, 2013 Form 8-K/A dated April 30, 2013 Filed June 14, 2013 File No. 000-54973

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter, dated May 22, 2014 and addressed to Mr. Toby McBride Chief Executive Officer of High Performance Beverages Company (the “Company”) with respect to the above-referenced filings.

The Company intends to file an amended 8-K to remove the Exhibit 16 letter by Friday, June 6, 2014.  The Company will disclose that the reason that it is amending the Form 8-K is because the former auditor never provided the Exhibit 16 letter to the Company.

The Company is also amending its Form 10-K referenced above to disclose the lack of audited financial statements and management’s plans to cure the deficiency. The Company expects to have filed the amended 10-K by June 16, 2014.

If you have any questions, please feel free to contact Andrea Cataneo of Sichenzia Ross Friedman Ference LLP (212 930-9700).

Sincerely, /s/ Toby McBride
Toby McBride Chief Executive Officer